[Immunomedics, Inc. Letterhead]



                                                July 12, 2005



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:   Immunomedics, Inc.
      Form 10-K for the Fiscal Year Ended June 30, 2004
      Filed September 9, 2004
      File No. 000-12104

Dear Mr. Rosenberg:

      Immunomedics, Inc., a Delaware corporation, ("Immunomedics", "we" or the "Company") hereby submits this letter in response to comments contained in the letter dated June 28, 2005, (the "Letter") from Mr. Jim Rosenberg, Senior Assistant Chief Accountant, of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the undersigned.

      This response is being effected by direct transmission to the Commission's EDGAR system. In consultation with our legal and accounting advisors, the Company has prepared the following responses to the questions and comments raised by the Staff. For your convenience, we have set forth below in italics your numbered comments in their entirety followed by the responses thereto.

Item 7. - Management's Discussion and Analysis of Financial Condition and ...,
------------------------------------------------------------------------------
page 29
-------

Research and Development, page 30
---------------------------------

1. Please detail for us how the disclosures about your research and development projects are consistent with: (a) the specific disclosures that we had requested in comment #2 of our comment letter dated April 24, 2002 and (b) the specific disclosures that you had proposed in response to this comment in your letter dated May 8, 2002. Regarding (b), please provide us with the disclosures that you had proposed in conjunction with that response, but that you did not appear to include in the response submitted via EDGAR.

      In addition, as you do not track expenses on the basis of each individual compound under investigation, please tell us how you manage, budget, or group the projects under development and why management does not maintain and evaluate research and

Mr. Jim B. Rosenberg
July 12, 2005
Page 2


      development costs by project. In this regard, please provide us other quantitative or qualitative disclosure that indicates the amount of resources being used on each project.

      Furthermore, please tell us the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response
--------

      In response to the Staff's comment, the Company has carefully reviewed the requested disclosures set forth in Item #2 of the Commission's letter dated April 4, 2002 (the "2002 Letter"), the Company's prior response thereto dated May 8, 2002 and our recent filings with the Commission. The Company plans to further revise its disclosures related to its research and development activities as more fully described below. Regarding the specific disclosures in response to the 2002 Letter, the Company filed a supplemental response letter, (please see attached for your convenience) that set forth the specific disclosures the Company believed were necessary to address the Staff's comment. Since that time, the Company's filings have been consistent with the supplemental response filed with the Staff.

      Historically, the Company has had as many as nine early stage product candidates in early phase clinical trials, none of which has individually been financially material from a budgeting and expenditure perspective and all of which were substantially related. However, the Company has very recently changed its research and development strategy to focus its efforts only on three clinical trial programs, with the majority of that focus on the Company's most advanced program with its lead product candidate epratuzumab. The Company intends to provide additional detail in its future disclosure with respect to the costs incurred to date and future costs projected for each late stage trial, the current status and estimated completion date of each late stage trial, the risks and uncertainties that may affect the completion of each such trial and the consequences that such risks and uncertainties may cause. In the event that any of the aforementioned items is not known or able to be disclosed, the Company intends to disclose in its future filings that such items are not able to be included and the reason for any such omissions.

      In addition, the Company plans to further enhance its disclosure for research and development expenses incurred in the Management's Discussion and Analysis section and the footnotes to its financial statements in the format set forth below.

                                                Year Ended June 30,

                                           2005*         2004         2003
                                         -----------------------------------

Research                                  $ 7,071      $ 6,213      $ 5,425
Product Development                        18,774       15,721       12,750
                                         -----------------------------------

Total                                     $25,845      $21,934      $18,175

Mr. Jim B. Rosenberg
July 12, 2005
Page 3


* Estimates used for presentation purposes, do not reflect actual year-end balances.

      The Company plans to provide a quantitative and qualitative description of each departmental cost within each research and product development cost below the table.

      As currently disclosed in its filings, the Company does not track expenses on the basis of each individual compound under investigation. Management evaluates projects under development from an operational perspective, including such factors as results of individual compounds from laboratory/animal testing, patient results and enrollment statistics in clinical trials. It is important to note that multiple product candidates are often tested simultaneously; for example, an ELISA assay (a sensitive test used for antibody-antigen detection), may test multiple antibodies on the same test plate. It is not possible to calculate each antibody's supply costs. Similar to the ELISA test, there are many different development processes and test methods that examine multiple products at the same time.

      From the Company's financial perspective, research and development costs are budgeted for and tracked on a departmental basis. Our research costs consists of outside costs associated with animal studies and costs associated with research and testing of our product candidates prior to reaching the preclinical stage. Such research costs primarily include personnel costs, facilities, including depreciation; lab supplies, funding of outside contracted research and license fees. Our product development costs consist of costs from preclinical development (including manufacturing), conducting and administering clinical trials and patent expenses.

      In response to the Staff's comment regarding amount or range of estimated costs and timing to complete the phase in process and each future phase of our research and development projects, the Company notes that it is extremely difficult to estimate the completion costs for each major research and development project. However, we plan to include the following disclosure in our discussion of research and development expenses in the Management's Discussion and Analysis section of our future filings.

      "Completion of clinical trials may take several years or more. The length of time varies according to the type, complexity and the disease indication of the product candidate. We estimate that clinical trials of the type we generally conduct are typically completed over the following periods:

            Clinical Phase        Estimated Completion Period
            --------------        ---------------------------

               Phase I                     1-2 Years
               Phase II                    1-3 Years
               Phase III                   2-5 Years

      The duration and cost of clinical trials may vary significantly over the life of a particular project as a result of, among other things, the following factors:

o the length of time required to recruit qualified patients for clinical trials;

o     the duration of patient follow-up in light of trial results;

Mr. Jim B. Rosenberg
July 12, 2005
Page 4


o     the number of clinical sites required for trials; and

o     the number of patients that ultimately participate."



Item 9A - Controls and Procedures, page 69
------------------------------------------

2. We note that your principal executive and principal financial officers concluded that your "disclosure controls and procedures were adequate and effective to ensure that material information relating to [you] was made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared." Please tell us how this disclosure complies with Item 307 of Regulation S-K, as: (a) the definition of disclosure controls and procedures, in Exchange Act Rule 13a-15, would appear to encompass more than just ensuring material information was made known to them and (b) Item 307 appears to indicate that the evaluation should have been as of the end of the period covered by the Annual Report, not the period it was prepared.

Response
--------

      In response to the Staff's comment, we will revise this portion of Item 9A in our future filings as follows:

            "We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to record, process, summarize and disclose this information within the time periods specified in the rules promulgated by the SEC. Our Chief Executive and Chief Financial Officers are responsible for establishing and maintaining these disclosure controls and procedures and, as required by the rules of the SEC, to evaluate their effectiveness. Based on their evaluation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive and Chief Financial Officers believe that these procedures are effective to ensure that we are able to collect, process and disclose the information we are required to disclose in the reports we file with the SEC within the required time periods."

      While the Company believes that the foregoing was implicit and intended in its earlier disclosure, we intend to make the foregoing change to our future filings to clarify our disclosure regarding our disclosure controls and procedures.

Mr. Jim B. Rosenberg
July 12, 2005
Page 5


Form 10-Q for the Quarterly Period Ended March 31, 2005
-------------------------------------------------------

Part I - Item 2. Management's Discussion and Analysis of Financial Condition
----------------------------------------------------------------------------
...., page 6
-----------

Results of Operations, page 20
------------------------------

Nine-Month Period Ended March 31, 2005 Compared to 2004, page 21
----------------------------------------------------------------

Litigation Settlement, page 12
------------------------------

3. Please tell us if and when you received the undisclosed settlement amount, how you have accounted for and presented it, and whether it is material to either your liquidity, financial position, or results of operations. If the undisclosed settlement amount is material, please explain why the amount is not required to be disclosed by either Items 303(a)(1) or (3) of Regulation S-K or Financial Reporting codification Section 501.04.

      In response to the Staff's comment, the Company received the undisclosed settlement amount on October 4, 2004. The settlement amount was accounted for as a component of the change in estimate as described below.

      The Company had been accruing legal fees for the Cytogen, Inc. and C.R. Bard litigation, as the Company intended to proceed to trial to resolve the matter. Accordingly, most of the $1,111,750 recorded in the Company's financial statements as a litigation settlement gain represents the reversal of accrued legal fees, rather than the actual settlement amount.

      Upon the settlement of the suit and the settlement of the Company's legal fees, the Company reversed its earlier accrual and recorded in earnings a litigation settlement gain in the amount of $1,111,750. The litigation settlement gain is comprised of three components: (i) the reversal of accrued legal fees and potential settlement amount, (ii)the actual negotiated legal fee paid to Foley & Lardner for the litigation settlement, and (iii) the actual settlement amount paid by Cytogen, Inc. and C.R. Bard. While the amount of the cash settlement paid to the Company cannot be disclosed in accordance with the settlement agreement among the parties, the Company is of the opinion that the cash settlement amount is not material to its liquidity, financial position or results of operations after considering both quantitative and qualitative factors. Quantitatively, the settlement amount is less than 0.5% of total assets at September 30, 2004, less than 1.0% of net equity at September 30, 2004, and less than 0.9% of the Company's loss from operations for the year ended June 30, 2004. Qualitatively, the Company believes that the net impact of the settlement was adequately disclosed in its filings and, since liquidity is a key measure for its stockholders, the net "gain" associated with the settlement was the most important factor for its stockholders.

      Finally, the Company considered disclosing the change in estimate in general and administrative expenses, however, we felt that such a large credit in its general and administrative account would improperly distort the trends and the current year balance. As

Mr. Jim B. Rosenberg
July 12, 2005
Page 6


such, we determined that separately classifying the settlement was the most appropriate presentation.

      The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please feel free to contact the undersigned at 973-605-8200 (ex. 185) should you have any questions regarding the responses herein provided.

                                          Sincerely,


                                          /s/ Gerard G. Gorman
                                          -------------------------------------
                                          Gerard G. Gorman
                                          Vice President, Finance and
                                          Chief Financial Officer

                                   ATTACHMENT

          2002 CONFIDENTIAL SUPPLEMENTAL RESPONSE OF IMMUNOMEDICS, INC.


Response No. 1
--------------

                             No response necessary.


Response No. 2
--------------

      Management's Discussion and Analysis of Financial Condition and Results of Operations


Overview

      Immunomedics is applying its innovative, proprietary technologies in antibody selection, modification and chemistry to the development of compounds for the detection and treatment of cancer and other serious diseases. Using these technologies, Immunomedics has developed two diagnostic imaging agents, CEA-Scan and LeukoScan, which are currently being sold in certain markets for the detection of colorectal cancers and bone infections, respectively. These are the only products for which Immunomedics has received regulatory approval to market and sell, and together they only generated approximately $894,000 and $2.6 million in revenues for the three and nine month periods ended March 31, 2002, respectively. Immunomedics has several therapeutic and diagnostic compounds in various stages of pre-clinical and clinical development as further described below under "Research and Development." None of these product candidates is expected to generate any material revenues from commercial sales for at least the next two years.

      Since its inception in 1982, Immunomedics has incurred significant operating losses and has never earned a profit on a quarterly or annual basis. This has primarily been the result of the significant amount of capital that Immunomedics has invested in its research and development efforts. As of March 31, 2002, Immunomedics had an accumulated deficit of approximately $115,341,000, and expects to continue to experience significant operating losses until such time, if ever, that it is able to generate sufficient revenues from product sales.

      The development and commercialization of successful diagnostic and therapeutic products is subject to numerous risks and uncertainties including, without limitation, the following:

      o the type of therapeutic or diagnostic compound under investigation and nature of the disease in connection with which the compound is being studied;

      o the ability of Immunomedics to conduct and complete clinical trials on a timely basis;

      o the time required for Immunomedics to comply with all applicable federal, state and foreign legal requirements, including, without limitation, the receipt by Immunomedics of the necessary approvals of the U.S. Food and Drug Administration;

      o the financial resources available to Immunomedics during any particular period; and

      o many other factors associated with the commercial development of therapeutic and diagnostic products outside of the control of Immunomedics.

These risks and uncertainties are described in greater detail in the Immunomedics Annual Report on Form 10-K for the year ended June 30, 2001 previously filed by Immunomedics with the U.S. Securities and Exchange Commission and available at the Commission's Web Site Located at http://www.sec.gov.

Research and Development

      As of March 31, 2002, Immunomedics employed 48 professionals in its research and development departments. In addition to salaries and benefits, the other costs associated with research and development include the costs associated with producing biopharmaceutical compounds, laboratory equipment and supplies, the costs of conducting clinical trials, legal fees and expenses associated with pursuing patent protection, as well as facilities costs. Immunomedics expects to spend between $13.5 and $15.5 million in the aggregate for the fiscal year ended June 30, 2002 on research and development operating expenses.

      In order to further support its research and development efforts, as well as prepare for future commercialization of its product candidates, Immunomedics has contracted to expand its facilities at a total cost of approximately $6.3 million. See "Liquidity and Capital Resources" below. Once this project is completed, Immunomedics believes that its facilities, as expanded, will be adequate to support its research and development activities for at least the next two years without the need for any material capital expenditures.

      Therapeutics

      Substantially all of Immunomedics' research and development efforts involve the use of monoclonal antibodies to treat cancer and other serious diseases in one of two ways. In the first, the antibodies are unlabeled, or "naked," and used to treat the disease directly. In the second, the antibodies are labeled, or conjugated, with radioisotopes, chemotherapeutic agents, toxins or other substances. In each case the antibodies first seek out, and then bind to a particular target such as a disease site or organ system.

      Epratuzumab

      The most advanced of the Immunomedics therapeutic compounds under development, epratuzumab, is a non-radioactive antibody that targets the CD22 receptor of B-cells and B-cell lymphomas. In 2000, Amgen purchased a license to epratuzumab covering the compound's further development and commercialization in North America and Australia. The license, for which Amgen paid Immunomedics $18.0 million in cash and agreed to make additional milestone and royalty payments upon the achievement of certain future events, resulted in the transfer of responsibility to Amgen for the Phase II and Phase III clinical trials then being administered and paid for by Immunomedics. Amgen is also responsible for any additional trials that may be necessary to obtain regulatory approvals from the U.S. Food and Drug Administration and other authorities within Amgen's licensed territory. Accordingly, apart from the obligation to manufacture epratuzumab for Amgen until such time as Amgen is able to manufacture its own inventories of the compound, Immunomedics has no financial obligations with respect to the commercialization of epratuzumab in North America.

      While the clinical results to date have been encouraging, Immunomedics is not able to determine when, if ever, epratuzumab will be approved for sale in the United States or anywhere else. Even if it is approved, there can be no assurance that it will be commercially successful or that Immunomedics will ever receive any future milestone or royalty payments.

      Other Therapeutic Product Candidates

      At the time the Amgen license was granted, Immunomedics retained all other rights to the compound, including the development rights to the unlabeled version of the compound outside of Amgen's licensed territory, as well as the rights to the different labeled versions of the compound in the United States and everywhere else. Both the labeled and unlabeled versions of the compound are being evaluated by Immunomedics in clinical trials at the present time. In addition, Immunomedics has five other therapeutic product candidates in pre-clinical development. All of these product candidates remain at a very early stage of development and Immunomedics does not anticipate seeking regulatory approval with respect to any particular candidate for at least the next two years.

      IBC Pharmaceuticals

      Since 1999, Immunomedics has conducted research involving the selective delivery of therapeutic agents to fight cancer as part of a collaboration with Beckman Coulter. The joint venture, IBC Pharmaceuticals, LLC, was capitalized upon its formation and reimburses Immunomedics for all of the research activities conducted on its behalf by Immunomedics. For the three and nine month periods ended March 31, 2002, Immunomedics received reimbursements of $180,000 and $491,000, respectively, from IBC with respect to these research activities.

      Apart from its initial capital contribution in 1999, which consisted primarily of certain proprietary intellectual property rights, Immunomedics has no obligation to provide any further funding to IBC. The efforts of IBC remain at a very early stage and it is too early to determine when, if ever, any commercially viable product candidates will result from this joint venture.

Diagnostic

      In 1998, Immunomedics began to transition its focus away from the development of diagnostic imaging products in order to accelerate the development of its therapeutic product candidates. As a result, as of March 31, 2002 research and development into diagnostic product candidates was no longer a material portion of its business. Immunomedics is evaluating several in vivo diagnostic imaging product candidates for the detection of various cancers and other diseases, although none of these is expected to be available for commercial sale for at least the next two years. These agents are being developed primarily to serve as companion products that may be used in conjunction with the therapeutic product candidates under development by Immunomedics.

Response No. 3
--------------

                       IMMUNOMEDICS, INC. AND SUBSIDIARIES

      Consolidated Statements of Operations and Comprehensive Income (Loss)
                                   (Unaudited)


                                                 Three Months Ended March, 31           Nine Months Ended March 31,
                                              ----------------------------------    -----------------------------------
                                                   2002               2001               2002                2001
                                              --------------     --------------     ---------------     ---------------
Revenues:
   Product sales                              $     964,891      $     753,121      $    2,838,027      $    2,925,459
   Royalties and license fee                      2,252,888          1,503,160           6,930,491           1,506,807
   Research and development                          65,196            134,393             215,999             435,697
                                              --------------     --------------     ---------------     ---------------
     Total Revenues                               3,282,975          2,390,674           9,984,517           4,867,963
                                              --------------     --------------     ---------------     ---------------

   Costs and Expenses:
   Cost of goods sold                               174,936             74,829             529,122             491,282
   Research and development                       3,901,937          2,536,522           9,788,399           7,342,244
   Sales and marketing                              299,189            580,302           1,622,072           1,857,679
   General and administrative                       793,053            822,171           1,922,139           2,265,315
                                              --------------     --------------     ---------------     ---------------
     Total costs and expenses                     5,169,115          4,013,824          13,861,732          11,956,520
                                              --------------     --------------     ---------------     ---------------

Operating loss                                   (1,886,140)        (1,623,150)         (3,877,215)         (7,088,557)

Interest and other income                           384,701            783,709           1,611,706           2,072,658
                                              --------------     --------------     ---------------     ---------------

Net loss before income tax benefit               (1,501,439)          (839,441)         (2,265,509)         (5,015,899)

Income tax benefit                                1,205,530            803,315           1,205,530             803,315
                                              --------------     --------------     ---------------     ---------------
Net loss                                      $    (295,909)     $     (36,126)     $   (1,059,979)     $   (4,212,584)
                                              ==============     ==============     ===============     ===============

Comprehensive Income (Loss):

   Net loss                                   $    (295,909)     $     (36,126)     $   (1,059,979)     $   (4,212,584)
                                              --------------     --------------     ---------------     ---------------

Other comprehensive income (loss),
net of tax:

Foreign currency translation adjustments            (26,993)           (39,612)             35,476             (25,925)

Unrealized gain (loss) on securities
available for sale                                 (153,137)           122,134             (29,990)            226,588
                                              --------------     --------------     ---------------     ---------------

Other comprehensive income                         (180,530)            82,522               5,486             200,663
                                              --------------     --------------     ---------------     ---------------

Comprehensive income (loss)                   $    (476,439)     $      46,396      $   (1,054,493)     $   (4,011,921)
                                              ==============     ==============     ===============     ===============

                                                 Three Months Ended March, 31           Nine Months Ended March 31,
                                              ----------------------------------    -----------------------------------
                                                   2002               2001               2002                2001
                                              --------------     --------------     ---------------     ---------------
Per Share Data (Basic and Diluted):

   Net loss                                   $       (0.01)     $       (0.00)     $        (0.02)     $        (0.09)
                                              ==============     ==============     ===============     ===============

Weighted average number of common
shares outstanding                               49,706,146         49,521,082          49,602,377          49,488,699
                                              ==============     ==============     ===============     ===============


Response No. 4
--------------

                              No response necessary


Response No. 5
--------------

Note 9 to the Company's Consolidated Financial Statements will be revised as follows:

(9) Research and Development Arrangements

      On December 17, 2000, the Company entered into a Development and License Agreement (the "Amgen Agreement") with Amgen Inc. The Amgen Agreement grants Amgen exclusive rights to continue the clinical development and commercialization in North America and Australia of the Company's unlabeled or "naked" CD22 antibody compound, epratuzumab, for the treatment of patients with non-Hodgkin's lymphoma.

      Pursuant to the Amgen Agreement, the Company received an up-front payment of $18,000,000 from Amgen on February 1, 2001, and is entitled to receive a supply fee (as discussed below), as well as additional clinical milestones and royalty payments upon the occurrence of certain future events. No such event has occurred to date.

      The up-front payment of $18,000,000 is being recognized, beginning February 2001, as revenue of $750,000 per month over a period of 24 months, which is the Company's best estimate of the period of time required for the parties to fulfill their obligations under the agreement. Accordingly, the Company recognized $2,250,000 and $6,750,000 as "License fee revenue" for the three- and nine-month periods ended March 31, 2002, respectively. The remaining balance of $7,500,000 is recorded as "Deferred revenue" in the accompanying unaudited consolidated balance sheets at March 31, 2002.

      Amgen is also obligated to pay a supply fee to the Company for materials shipped by the Company to Amgen pursuant to the Amgen Agreement. The fee was originally payable at the point in time when Amgen is capable of manufacturing epratuzumab in quantities sufficient to satisfy its requirements for use in the conduct of all clinical trials deemed necessary by the U.S. Food and Drug Administration for approval of its United States biologics license application. If the Company fails to comply with its supply obligations, then Amgen does not owe the supply fee. As of March 31, 2002, Amgen was not yet capable of producing such quantities of epratuzumab. However, Amgen and the Company have previously agreed that the Company shall be paid by Amgen for the materials shipped since inception of the Amgen Agreement. Accordingly, the Company invoiced Amgen in December 2001 approximately $2.2 million in payment of all shipments of materials made through December 31, 2001. Payment was received in January 2002 and has been recorded in the accompanying consolidated financial statements as deferred revenue to be recognized at such time as the Company fulfills its supply obligations as set forth in the Amgen Agreement. During the Company's fiscal quarter ended March 31, 2002, the Company shipped an additional $972,000 worth of materials to Amgen which were not yet billed as of such date.

      Costs incurred relating to the manufacture of the materials supplied to Amgen are recorded as research and development expense as incurred, as there is no assurance that such amounts will be reimbursed by Amgen in the future in the event that the Company fails to fully perform its obligations. The reimbursement amount for materials supplied to Amgen represents the approximate personnel and materials costs associated with the manufacturing of such materials. During the three- and nine- month periods ended March 31, 2002, the Company incurred $972,000 and $2,023,000, respectively, of costs associated with supplying materials to Amgen as described above and $449,000 during both the three- and nine-month periods ended March 31, 2001.

      The Company, through its 80% owned subsidiary, IMG Technology, LLC ("IMG"), is a party to a joint venture with Beckman Coulter, Inc. ("Beckman Coulter"), which was formed for the purpose of developing targeted cancer therapeutics. The joint venture, known as IBC Pharmaceuticals, LLC ("IBC"), was organized as a Delaware limited liability company. The Company accounts for IMG's investment in IBC using the equity method of accounting for investments. As noted above, IMG's interest is a result of the Company's contribution, on behalf of IMG, of certain rights to the Company's proprietary humanized antibodies against the cancer marker carcinoembryonic antigen. This technology had a financial reporting carrying value of zero and, therefore, IMG's investment in IBC has also been valued at zero. IBC has incurred losses since its inception in 1998 and neither IMG nor the Company has any obligation to fund such losses and to date neither has done so. In accordance with APB Opinion No. 18, the Company has not recorded its portion of IBC's losses as this would bring the investment carrying value to below zero. As of March 31, 2002, IMG's investment in IBC continues to be carried at zero.

      IBC reimburses the Company for all research activities conducted on its behalf by the Company. The Company recorded reimbursements of $180,000 and $480,000 for the three- and nine-month periods ended March 31, 2002, respectively, and $104,000 and $281,000 for the three- and nine-month periods ended March 31, 2001, respectively. Such amounts are netted against the costs incurred during the same period within the line item for the Company's research and development expenses on the accompanying consolidated statements of operations. The amounts of reimbursement primarily represent the proportionate share of salaries and benefits of the Company's personnel spent on research activities on IBC's behalf and other direct expenses incurred on IBC's behalf, as well as the allocation of certain expenses such as rent and utilities for Immunomedics space utilized by IBC.

Response No. 6
--------------

                              No response necessary